JOHN D. BRINER LAW CORPORATION
999 West Hastings St., Suite 510
Vancouver, BC
V6C 2W2 Canada
(604) 685-7552
(604) 685-7551

June 01, 2006

H. Roger Schwall
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re: **Rodinia Minerals, Inc.**
Registration Statement on Form 20-F - A
Filed June 28, 2005, amended July 18, 2005, amended February 8, 2006,
amended March 28, 2006, amended April 5, 2006
File No. 0-51389

Dear Mr. Schwall,

In response to your letter dated April 21, 2006, Rodinia Minerals, Inc. has made changes to its filing. The changes made are detailed in this letter and the descriptions correspond to the headings and numbering of the items listed in your letter.

General

1. We have updated information in regard to share capital, capital expenditures, and compensation.

Cover Page

2. We have revised the entry to reflect the fact that we are subject to the Exchange Act reporting requirements.

Forward-Looking Statements

3. We have revised or comments on "Forward Looking Statements" to eliminate the suggestion that the word "will" identifies forward looking statements. Forward Looking Statements, Page 3

Risk Factors

4. We have amended the filing to eliminate mitigating statements. Risk Factors Page, 16

Business Overview

5. We have amended the filing to include the correct date, March 22, 2006. Business Overview, Page 22

Subsequent Acquisitions

6. We have clarified our disclosure regarding the location of the "209 claims". Subsequent Events, Page 28

US and Canadian GAAP Differences

7. We have amended the filing to include the audited financials for the fiscal year ended December 31, 2005, which incorporate a discussion of the GAAP differences. U.S. and Canadian GAAP Difference, Page 9

Financial Statements

8. We have amended the filing to include the audited financials for the fiscal year ended December 31, 2005.

Liquidity and Capital Resources

9. We have amended the filing to include the audited financials for the fiscal year ended ·December 31, 2005.

Directors, Senior Management

10. We have amended the filing to disclose updated information on Directors, Senior Management and Employees. Directors, Senior Management and Employees, Page 39

Compensation of Executive Officers

11. We have removed the reference to $150,000 Compensation of Officers of the Company, Page 50

Consolidated Statements

12. We have corrected the error. Consolidated Statements and Other Financial Information, Page 75 & Page 116

Statements by Experts

13. We have amended the filing to include an updated consent. Statement by Experts, Page 76

Financial Statements

14. We have amended the filing to include the audited financials for the fiscal years ended December 31, 2005, December 31, 2004 and December 31, 2003.

Auditor's Report

15. We have amended the filing to include an updated consent. Statement by Experts, Page 76

Financial Statements

16. We have revised our disclosure to reflect whether the Financial Statements are audited or unaudited. We have amended the filing to include the audited financials for the fiscal years ended December 31, 2005, December 31, 2004 and December 31, 2003. Financial Statements, beginning page 76 and Page 93

<u>Capital Stock</u>

17. We have revised the disclosure to reflect the correct amount for capital stock. Page 52

<u>Stock Options</u>

18. We have amended the filing to include the audited financials for the fiscal year ended December 31, 2005, which account for the exercise price (amended) of stock options. Page 43

If you have any questions or concerns, please feel free to contact us anytime.

John D. Briner

BRINER GROUP INC.
999 West Hastings St., Suite 510
Vancouver, B.C. V6C 2W2 Canada

Tel 604 685 7552 Fax 604 685 7551